EXHIBIT 99.1

HEXO Corp to Release Fiscal First Quarter 2021 Financial Results and Host Investor Webcast

Annual General Meeting Scheduled for December 11, 2020

OTTAWA, Dec. 04, 2020 (GLOBE NEWSWIRE) -- HEXO Corp (“HEXO” or the “Company”) (TSX: HEXO; NYSE: HEXO) plans to release its financial results for the fiscal first quarter 2021, before market hours on December 14, 2020, as well as host a webcast for investors beginning at 8:30 a.m. EST.

Webcast Details
Date: December 14, 2020
Time: 8:30 a.m. EST
Webcast: https://event.on24.com/wcc/r/2876521/3E600F67F53F73D721304EA073134431

Shareholders of the Company are reminded that the Company will be holding an annual and special meeting of shareholders (the “Meeting”) scheduled on December 11, 2020. Proxies must be deposited with the Company’s transfer agent and registrar, TSX Trust Company, not later than 10:00 a.m. (EST) on Wednesday, December 9, 2020. For additional information on the Meeting, the Meeting material can be accessed online under the Company’s profile on SEDAR at www.sedar.com, EDGAR at www.sec.gov or at https://docs.tsxtrust.com/2092, the website for the Meeting materials maintained by TSX Trust Company.

For previous quarterly results and recent press releases, see hexocorp.com.

About HEXO Corp

HEXO Corp is an award-winning consumer packaged goods cannabis company that creates and distributes innovative products to serve the global cannabis market. The Company serves the Canadian adult-use markets under its HEXO Cannabis, Up Cannabis and Original Stash brands, and the medical market under HEXO medical cannabis. For more information please visit hexocorp.com.

Investor Relations:
invest@HEXO.com

Media Relations:
(819) 317-0526
media@hexo.com